

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 25, 2009

Mr. James Collas
Chief Executive Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, CA 92121

> **Re:** **IdeaEdge, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed March 2, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed March 20, 2009**
> **File No. 0-27145**

Dear Mr. Collas:

We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

Sincerely,

Sondra Snyder
Staff Accountant